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EXHIBIT 11.1

ALLEGIANCE TELECOM, INC.
COMPUTATION OF PER SHARE EARNINGS (LOSS)
YEAR ENDED DECEMBER 31, 2001
(Dollars in thousands, except per share amounts)

	Number of Shares	Percent Outstanding	Equivalent Shares
Prior to Initial Public Offering
1997 Common Stock Offering	639	100.00%	639
After Initial Public Offering
1998 Common Stock Offering	15,000,000	100.00%	15,000,000
Preferred Stock Converted to Common Stock	60,511,692	100.00%	60,511,692
1999 Common Stock Offering	21,041,100	100.00%	21,041,100
2000 Common Stock Offering	10,703,109	100.00%	10,703,109
Cash in Lieu of Stock Split	(577)	100.00%	(577)
Treasury Shares	(327,495)	100.00%	(327,495)
Warrants Exercised	765,833	100.00%	765,833
Stock Options Exercised	1,277,082	88.82%	1,134,343
Employee Stock Discount Purchase Plan Shares Issued	927,697	58.55%	543,171
Common Stock Issued for Business Acquisitions	5,315,779	70.43%	3,744,056

WEIGHTED AVERAGE SHARES OUTSTANDING			113,115,871
NET LOSS APPLICABLE TO COMMON STOCK			$(431,813,000)
NET LOSS PER SHARE, BASIC AND DILUTED			$(3.82)

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ALLEGIANCE TELECOM, INC. COMPUTATION OF PER SHARE EARNINGS (LOSS) YEAR ENDED DECEMBER 31, 2001 (Dollars in thousands, except per share amounts)